Exhibit 99.1

VivoPower Announces 1-for-10 Reverse Stock Split

LONDON, October 4, 2023 (GLOBE NEWSWIRE) – VivoPower International PLC (NASDAQ: VVPR, “VivoPower” or the “Company”), today announced that it will proceed with a 1-for-10 reverse stock split of its outstanding ordinary shares (the “Reverse Split”) following approval by its board of directors and as authorized by the Company’s shareholders at the Extraordinary Meeting of the Shareholders held on July 6, 2023.

The Reverse Split will be effective at 4:01 PM, Eastern Time, on October 5, 2023. The Company’s ordinary shares will begin trading on a post-split basis at the market open on October 6, 2023. The Reverse Split is being effected primarily to increase the Company’s per share trading price and to regain compliance with the $1.00 per share minimum closing price required to maintain continued listing on Nasdaq. The Company does not expect the Reverse Split to impact its current or future business operations.

When the Reverse Split is effective, every 10 ordinary shares issued and outstanding will be combined automatically into one ordinary share. The Reverse Split will apply equally to all outstanding ordinary shares, and each shareholder will hold the same percentage of ordinary shares outstanding immediately following the Reverse Split, except for adjustments that may result from the treatment of fractional shares. No fractional shares will be issued in connection with the Reverse Split. In the event a holder of shares would otherwise be entitled to receive a fractional share, the number of shares to be received by such shareholder will be rounded up to the next whole number.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the Reverse Split and its impact on the price of the Company’s ordinary shares, the Company’s ability to regain compliance with the listing rules of Nasdaq and maintain its continued listing, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com